Filed by Outdoor Channel Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Outdoor Channel Holdings, Inc.

Commission File No.: 000-17287

ISS Recommends Vote “FOR” Acquisition of Outdoor Channel

by InterMedia Outdoor Holdings

TEMECULA, Calif. — February 26, 2013—Outdoor Channel Holdings, Inc. (NASDAQ: OUTD)(the “Company” or “Outdoor Channel”) announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent U.S. proxy advisory firm, has recommended that the Company stockholders vote “FOR” the proposed acquisition of the Company by InterMedia Outdoor Holdings, Inc. (“IMOH”).

In its recommendation issued on February 25, 2013, ISS notes* “Vote FOR the proposed transaction due to the expected business synergies created by the combined company, the relatively thorough market check performed by the [Board of Directors of the Company] in 2011, and the premium share price offered over the day prior to announcement.”

Thomas E. Hornish, President and Chief Executive Officer of the Company, said, “We are pleased that one of the nation’s leading proxy advisory firms recognizes the merits of the combination between Outdoor Channel and InterMedia Outdoor Holdings. Our Board of Directors, with the assistance of our financial and legal advisors, conducted an extensive and thorough exploration of Outdoor Channel’s strategic alternatives, and unanimously concluded that the proposed transaction is the best alternative for Outdoor Channel and its stockholders. We believe our proposed merger is a logical and highly complementary transaction that will create the premier media and content company serving the outdoor enthusiast market. Through this combination we will have the scale, resources and flexibility to better serve all of our audiences, while driving increased returns for our stockholders.”

At the special meeting of the stockholders of the Company, Company stockholders will be asked to consider and vote on proposals to (i) adopt the Merger Agreement dated as of November 15, 2012 by and among the Company, IMOH, InterMedia Outdoors Holdings, LLC and certain indirect wholly-owned subsidiaries of IMOH; (ii) approve, on a non-binding basis, the “golden parachute” compensation payable or that could become payable to the Company’s named executive officers in connection with the mergers pursuant to pre-existing arrangements with those individuals; and (iii) adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of the adoption of the Merger Agreement.

All Company stockholders are encouraged to vote. Because approval of the proposal to adopt the Merger Agreement requires the affirmative vote of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote, your failure to vote will have the same effect as a vote “against” the acquisition and the adoption of the Merger Agreement.

The special meeting of the stockholders of the Company is scheduled to be held on Wednesday, March 13, 2013 at 9:00 a.m., Pacific Time, at the Company’s facilities located at 43455 Business Park Drive in Temecula, California.

If you have any questions, or require assistance in voting your proxy, please call our proxy solicitor, Georgeson Inc. at (888) 293-6812 (toll free) or (212) 440-9800 (banks and brokers).

*	Permission to use quotation was neither sought nor obtained.

About Outdoor Channel Holdings, Inc.

The Company owns and operates Outdoor Channel and Winnercomm Inc. and offers programming that captures the excitement of hunting, fishing, shooting, adventure and the Western lifestyle and can be viewed on multiple platforms including high definition, video-on-demand, as well as on a dynamic broadband website. Winnercomm is one of America’s leading and highest quality producers of live sporting events and sports series for cable and broadcast television. The Company also owns and operates the SkyCam and CableCam aerial camera systems which provide dramatic overhead camera angles for major sports events, including college and NFL football.

Safe Harbor Statement

Certain matters discussed in this news release, with the exception of historical matters, may be forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. You should understand that the following important factors, in addition to those risk factors disclosed in the Company’s current and periodic reporting filed with the SEC and those discussed in “Risk Factors” in the Registration Statement on Form S-4 filed by IMOH with respect to the proposed transaction and in the documents which are incorporated by reference therein, could affect the future results of the Company and IMOH after the consummation of the transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

•	failure of Company stockholders to adopt the merger agreement;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized;

•	the risk that the combined company following this transaction will not realize on its financing strategy;

•	litigation in respect of either company or the mergers; and

•	disruption from the mergers making it more difficult to maintain certain strategic relationships.

The Company also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. The Company undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving Outdoor Channel and IMOTSC. In connection with the proposed transaction, the Registration Statement on Form S-4, as amended (Registration No. 333-185106), filed by IMOH on November 21, 2012 with the SEC, that includes the proxy statement of Outdoor Channel and that also constitutes a prospectus of IMOH, was declared effective on February 11, 2013.

On February 12, 2013, Outdoor Channel commenced the mailing of the definitive proxy statement/prospectus with respect to the transaction to stockholders of Outdoor Channel. OUTDOOR CHANNEL URGES INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS INCLUDED AND INCORPORATED THEREIN AND FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Outdoor Channel through the web site maintained by the SEC at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents filed with the SEC can also be obtained on Outdoor Channel’s website at www.outdoorchannel.com.

PROXY SOLICITATION

Outdoor Channel and its respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Outdoor Channel stockholders in favor of the acquisition. A description of the interest of Outdoor Channel’s directors and executive officers in Outdoor Channel is set forth in the proxy statement/prospectus and other documents included and incorporated by reference therein. You can find information about Outdoor Channel’s executive officers and directors in its annual report on Form 10-K filed with the SEC on March 9, 2012. You can obtain free copies of these documents from Outdoor Channel in the manner set forth above.

Contacts

For Company:

Tom Allen

Executive Vice President, Chief Operating Officer & Chief Financial Officer

(800) 770-5750

tallen@outdoorchannel.com

For Investors:

Chris Plunkett / Brad Edwards

Brainerd Communicators, Inc.

212-986-6667

plunkett@braincomm.com

edwards@braincomm.com

For Media:

Nancy Zakhary

Brainerd Communicators, Inc.

212-986-6667

nancy@braincomm.com